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                                                                  EXHIBIT (j)(4)


                         CONSENT OF INDEPENDENT AUDITORS



To the Interestholders and Board of Trustees of Master Investment Portfolio:

We consent to the use of our report dated February 9, 2001 on the statements of assets and liabilities, including the portfolios of investments, of Bond Index Master Portfolio, Extended Index Master Portfolio, International Index Master Portfolio, S&P 500 Index Master Portfolio and U.S. Equity Index Master Portfolio, each a series of Master Investment Portfolio, as of December 31, 2000, and the related statements of operations, statements of changes in net assets and financial highlights for each of the years or periods presented in the annual report, incorporated by reference herein.


                                                    /s/ KPMG LLP


Boston, Massachusetts
April 26, 2002